Exhibit 11

CRANE CO. AND SUBSIDIARIES
Exhibit 11 to FORM 10-K
Annual Report for the Year Ended December 31, 2002

Computation of Net Income Per Share
(In Thousands, Except Per Share Data)

	2002	2001	2000	1999	1998

Basic
Income from continuing operations	$16,628	$88,620	$123,729	$100,898	$124,842
Income from discontinued operations	—	—	—	13,672	13,596
Cumulative effect of a change in accounting principle	(28,076)	—	—	—	—

Net (loss) income	$(11,448)	$88,620	$123,729	$114,570	$138,438

Income from continuing operations	$0.28	$1.48	$2.03	$1.51	$1.82
Income from discontinued operations	—	—	—	.20	.20
Cumulative effect of a change in accounting principle	(0.47)	—	—	—	—

Net (loss) income per share	$(0.19)	$1.48	$2.03	$1.71	$2.02

Weighted average number of basic shares	59,728	59,825	60,919	66,981	68,555

Diluted
Income from continuing operations	$16,628	$88,620	$123,729	$100,898	$124,842

Income from discontinued operations	—	—	—	13,672	13,596
Cumulative effect of a change in accounting principle	(28,076)	—	—	—	—

Net (loss) income	$(11,448)	$88,620	$123,729	$114,570	$138,438

Income from continuing operations	$0.28	$1.47	$2.02	$1.50	$1.80
Income from discontinued operations	—	—	—	.20	.20
Cumulative effect of a change in accounting principle	(0.47)	—	—	—	—

Net (loss) income per share	$(0.19)	$1.47	$2.02	$1.70	$2.00

Weighted average number of basic shares	59,728	59,825	60,919	66,981	68,555
Add:
Adjustment to basic shares for dilutive stock options *	—	530	480	479	813

Total weighted average number of shares	59,728	60,355	61,399	67,460	69,368

* For the year ended 2002, 318,000 shares attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive.